UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

TABLE OF CONTENTS

1.            Intelligent Content Enterprises Inc., Unaudited Interim Condensed Consolidated Financial Statements for the Three Months Ended November 30, 2016 as filed on Sedar on March 16, 2017.

2.            Intelligent Content Enterprises Inc., Management’s Discussion and Analysis for the Three Months Ended November 30, 2016 as filed on Sedar on March 16, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 16, 2017.	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	Chief Financial Officer

ITEM 1.

(Formerly: Eagleford Energy Corp.)

Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim consolidated financial statements of Intelligent Content Enterprises Inc., (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company’s independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

Interim Condensed Consolidated Statements of Financial Position (Expressed in Canadian Dollars) Unaudited	November 30, 2016	August 31, 2016	November 30, 2015
			Restated
			(Note 16)
Assets
Current assets
Cash	$79,472	$449,983	$13,583
Other receivables	17,104	14,800	38,150
Secured note receivable (Note 6)	87,269	-	-
Prepaid expenses and deposits	-	17,799	-
Marketable securities (Note 7)	-	-	1
Total current assets	183,845	482,582	51,734

Total Assets	$183,845	$482,582	$51,734

Liabilities and Shareholders’ Deficiency
Current liabilities
Trade and other payables	$1,186,918	$1,173,231	$675,345
Derivative liabilities (Note 10)	104,727	-	-
Shareholders’ loans (Note 9)	-	-	10,000
Loans payable (Note 9)	-	-	198,329
Provisions (Note 11)	-	-	11,563
Total current liabilities	1,291,645	1,173,231	895,237

Shareholders’ deficiency
Common shares (Note 12 a)	23,250,916	23,220,683	21,453,406
Share purchase warrants (Note 12 b)	2,945,604	2,925,837	2,663,722
Share purchase options (Note 12 d)	979,430	828,334	272,553
Contributed surplus	1,921,743	1,921,743	1,861,600
Accumulated deficit	(30,205,493)	(29,587,246)	(27,094,784)
Total shareholders’ deficiency	(1,107,800)	(690,649)	(843,503)

Total Liabilities and Shareholders’ Deficiency	$183,845	$482,582	$51,734
Going Concern (Note 1 b)
Correction of Prior Period Errors (Note 16)
Related Party Transactions and Balances (Note 8)
Discontinued Operations and Dissolution of Subsidiary (Note 15)
Subsequent Events (Note 17)

1

Interim Condensed Consolidated Statements of Operations and Other Comprehensive Income (Loss)
For the Three Months Ended November 30,	2016	2015
(Expressed in Canadian Dollars)
Unaudited
		Restated
		(Note 16)
Continuing Operations
Revenue
Natural gas sales	$-	8,963

Expenses
Operating costs	-	3,527
Research, content development and technology support	172,353	-
Hosting, advertising and technology services	4,192	-
General and administrative	183,905	63,575
Loss on foreign exchange	1,974	18,738
Stock based compensation (Note 12 e)	136,291	-
Stock based compensation-non employees (Note 12 e)	14,805	-
Anti-dilution fees (Note 10)	104,727	-
Interest	-	7,618
Gain on expiry of derivative liabilities (Note 10)	-	(281,210)
Loss on settlement of debt (Note 9)	-	12,005,804
Impairment loss on marketable securities (Note 7)	-	120,124
Gain on derecognition of financial liabilities (Note 15)	-	(893,990)
	618,247	11,044,186

Net loss from continuing operations	(618,247)	(11,035,223)
Net loss from discontinued operations net of tax (Note 15)	-	(3,902)
Net loss	(618,247)	(11,039,125)

Other comprehensive income to be re-classified to operations
Impairment loss on marketable securities (Note 7)	-	110,525
Total other comprehensive income	-	110,525

Net loss from operations and other comprehensive income (loss)	$(618,247)	(10,928,600)

Loss per share, basic
Continuing operations	$(0.023)	$(1.710)
Discontinued operations	$-	$(0.001)
Total loss per share, basic	$(0.023)	$(1.711)

Weighted average shares outstanding, basic	26,501,812	6,453,715
Weighted average shares outstanding, diluted	36,004,868	6,453,715

2

Interim Condensed Consolidated Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)
Unaudited

	SHARE	SHARE	SHARE	SHARE	CONTRI-	AVAILABLE	ACCUMULATED	TOTAL
	CAPITAL	CAPITAL	PURCHASE	PURCHASE	BUTED	FOR SALE	DEFICIT	SHARE-
	Number of	COMMON	WARRANTS	OPTIONS	SURPLUS			HOLDERS’
	Common	SHARES						DEFICIENCY
	Shares*	$	$	$	$	$	$	$
Balance, August 31, 2015 as restated (Note 16)	3,767,637	9,997,792	801,079	272,553	1,861,600	(110,525)	(16,055,659)	(3,233,160)
Item re-classified to statements of operations
-impairment loss on marketable securities	-	-	-	-	-	110,525	-	110,525
Shares issued as debt extinguishment	9,543,110	6,371,457	-	-	-	-	-	6,371,457
Shares issued as private placement	500,000	50,000	-	-	-	-	-	50,000
Units issued as anti-dilution provision	10,329,983	5,034,157	1,862,643	-	-	-	-	6,896,800
Net loss for the period, continuing operations	-	-	-	-	-	-	(11,035,223)	(11,035,223)
Net loss for the period, discontinued operations	-	-	-	-	-	-	(3,902)	(3,902)
Balance November 30, 2015 as restated (Note 16)	24,140,730	21,453,406	2,663,722	272,553	1,861,600	-	(27,094,784)	(843,503)
Units issued as private placement	100,000	9,044	20,956	-	-	-	-	30,000
Units issued as private placement	236,364	133,271	126,729	-	-	-	-	260,000
Units issued as debt extinguishment	1,505,190	638,295	582,414	-	-	-	-	1,220,709
Exercise of warrants	518,683	986,667	(467,984)	-	-	-	-	518,683
Stock options expired	-	-	-	(60,143)	60,143	-	-	-
Stock based compensation	-	-	-	615,924	-	-	-	615,924
Net loss for the period, continuing operations	-	-	-	-	-	-	(2,499,075)	(2,499,075)
Net income for the period, discontinued operations	-	-	-	-	-	-	6,613	6,613
Balance, August 31, 2016	26,500,967	23,220,683	2,925,837	828,334	1,921,743	-	(29,587,246)	(690,649)
Stock based compensation	-	-	-	151,096	-	-	-	151,096
Units issued as private placement	76,923	30,233	19,767	-	-	-	-	50,000
Net loss for the period, continuing operations	-	-	-	-	-	-	(618,247)	(618,247)
Balance, November 30, 2016	26,577,890	23,250,916	2,945,604	979,430	1,921,743	-	(30,205,493)	(1,107,800)

*	Reflects the February 1, 2016, one (1) for ten (10) consolidation

3

Interim Condensed Consolidated Statements of Cash Flows
For the three months ended November 30,	2016	2015
(Expressed in Canadian Dollars)
Unaudited
		Restated
		(Note 16)
Cash provided by (used in)
Operating activities
Net loss from continuing operations	$(618,247)	$(11,035,223)
Net loss from discontinued operations net of tax (Note 15)	-	(3,902)
Net loss	(618,247)	(11,039,125)
Items not involving cash:
Stock based compensation (Note 12 e)	151,096	-
Anti-dilution fees (Note 10)	104,727	-
Loss on settlement of debt (Note 9)	-	12,005,804
Impairment loss on marketable securities (Note 7)	-	120,124
Gain on derecognition of financial liabilities (Note 15)	-	(893,990)
Gain on expiry of derivative liabilities (Note 10)	-	(281,210)
Working capital adjustments
Increase (decrease) in other receivables	(2,304)	13,173
Decrease in prepaid expenses and deposits	17,799	-
Increase in trade and other payables	13,687	5,284
Net cash used in operating activites	(333,242)	(69,940)

Investing activities
Secured note receivable (Note 6)	(87,269)	-
Net cash provided by investing activities	(87,269)	-

Financing activities
Private placement of units	50,000	50,000
Loans payable	-	1,331
Net cash provided by financing activities	50,000	51,331

Decrease in cash and cash equivalents for the period	(370,511)	(18,609)
Cash and cash equivalents, beginning of period	449,983	32,192
Cash and cash equivalents, end of period	$79,472	$13,583

4

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

1.	a) Nature of Business

Intelligent Content Enterprises Inc., (formerly: Eagleford Energy Corp.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“ICE” or the “Company”). The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company is developing an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co ).

The Company’s registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. During the period, the Company’s common shares traded on the OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP. The Company’s common shares are widely held.

The consolidated financial statements include the accounts of ICE, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap incorporated in the Province of Ontario on February 29, 2016. Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and Dyami Energy LLC., a Texas company (“Dyami Energy”) was dissolved effective April 3, 2014 (Note 15).

b) Going Concern

These interim condensed consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company is in the process of developing its advertising platform and has not yet realized profitable operations. Previously, the Company was an Exploration and Evaluation company with interests in Alberta, Canada and Texas, USA. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

Due to continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at November 30, 2016, the Company has working capital deficiency of $1,107,800 (August 31, 2016: $690,649) and an accumulated deficit of $30,205,493 (August 31, 2016: $29,587,246). Subsequent to November 30, 2016, the Company’s Chief Financial Officer advanced the Company $49,650. These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The consolidated financial statements do not give effect to adjustments, if any that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

2.	Basis of Preparation

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC. These unaudited interim condensed consolidated financial statements of the Company were approved by the Board of Directors on March 15, 2017.

5

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

Basis of Preparation

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited interim condensed consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended August 31, 2016. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2016 could result in restatement of these unaudited condensed interim consolidated financial statements.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent ICE and its wholly owned subsidiaries ICE Studio and DoubleTap is Canadian dollars. The functional currency of the Company’s former wholly-owned subsidiaries, Zavala Inc., EEZ Operating and Dyami Energy was United States dollars.

Use of Estimates and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the Consolidated Financial Statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Consolidated Financial Statements are:

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is an uncertainty regarding the Corporation’s ability to continue as a going concern (see Note 1 b).

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Fair Value of Derivative Liabilities

The Company is exposed to risks related to changes in its share prices, foreign exchange rates, interest rate and volatility rates used to determine the estimated fair value of its derivative liabilities. In the determination of the fair value of these instruments, the Company utilizes certain independent values and, when not available, internal financial models which are based primarily on observable market data. Management’s judgment is required in the development of these models. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Settlement of Debt with Equity Instruments

Equity instruments issued to a creditor to extinguish a financial liability are measured at the fair value of the equity instruments at the date the financial liability is extinguished. The Company estimates the fair value of warrants using the Binomial Lattice pricing model and further assumptions including the expected life, volatility, discount rates and dividend yield. The fair value of the units comprising shares and warrants issued in connection with the extinguishment of a financial liability are then prorated to the total market value of the common shares.

6

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

Fair Value of Stock Based Compensation and Warrants

In determining the fair value of share based payments the calculated amounts are not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

3.	Significant Accounting Policies

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2016. These unaudited interim condensed consolidated financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Reporting Standards have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements as at and for the year ended August 31, 2016.

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions (“IFRS 2”): On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

7

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

The Company intends to adopt the amendments to IFRS 2 in its Consolidated Financial Statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(v) Amendments to IAS 7 – Disclosure initiative: On January 7, 2016 the IASB issued Disclosure Initiative (Amendments to IAS 7). The amendments apply prospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities. The Company intends to adopt the amendments to IAS 7 in its Consolidated Financial Statements for the annual period beginning on September 1, 2017. The Company does not expect the amendments to have a material impact on the Consolidated Financial Statements.

(vi) Amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses: On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses. The amendments apply retrospectively for annual periods beginning on or after January 1, 2017. Earlier application is permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its Consolidated Financial Statements for the annual period beginning on September 1, 2017. The extent of the impact of adoption of the amendments has not yet been determined.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2016. There were no material impacts on the Consolidated Financial Statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRS 11, Joint Arrangements, the annual improvement projects and IAS 1 Disclosure Initiative.

5.	Segmented Information

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

November 30, 2016	$ Canada	$ United States	$ Total
Net loss, continuing operations	(618,247)	-	(618,247)
Net loss	(618,247)	-	(618,247)

November 30, 2015	Canada	United States	Total
Revenue, continuing operations	8,963	-	$8,963
Net loss, continuing operations	(11,035,223)		(11,035,223)
Net loss, discontinued operations	-	(3,902)	(3,902)
Net loss	(11,035,223)	(3,902)	(11,039,125)

As at November 30, 2016	$ Canada	$ United States	$ Total
Total Assets	183,845	-	183,845
Total Liabilities	(1,291,645)	-	(1,291,645)

As at August 31, 2016	Canada	United States	Total
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

As at November 30, 2015	Canada	United States	Total
Total Assets	51,734	-	51,734
Total Liabilities	(895,237)	-	(895,237)

8

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

6.	Secured Note Receivable

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”). On October 12, 2016, the Company advanced $87,269 (US$65,000) to Catch Star and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction (Note 17).

7.	Marketable Securities

As at November 30, 2016 and August 31, 2016, the Company held 1,200,000 common shares in Stratex Oil & Gas Holdings, Inc. (“Stratex”). As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive income (loss) in the amount of $110,525. For the year ended August 31, 2016, the Company re-classified the impairment of $110,525 from other comprehensive income (loss) to the statement of operations and recorded a further impairment of $9,600 as a result of the Stratex common shares being fair valued at nil.

Market value, August 31, 2015	$9,600
Impairment	(9,600)
Market value, August 31, 2016 and November 30, 2016	$-

8.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	November 30, 2016	November 30, 2015
Short term employee benefits (1)	$15,000	$15,000
Directors stock based compensation (2)	136,291	-
	$151,291	$15,000

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	November 30, 2016	August 31, 2016
Short term employee benefits (1)	$65,000	$40,000
	$65,000	$40,000

(1)	The Company accrues management fees to the former President of the Company at a rate of $5,000 per month.
(2)	On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. On September 8, 2016 and November 1, 2016, the Company granted options to purchase 1,800,000 common shares to officers and directors (Note 12 d).

As at November 30, 2016, the amount of directors’ fees included in trade and other payables was $6,300 (August 31, 2016: $7,100). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due of $7,400 into 24,667 units of the Company (Note 9).

As at November 30, 2016, the Company had a promissory note payable to the former President of the Company of $Nil (August 31, 2016: $Nil). As at November 30, 2016, the Company recorded interest on the promissory note of $Nil (August 31, 2016: $496). On February 26, 2016, the former President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 1,140,090 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 127,462 units in the capital of the Company (Note 9 and 12 b (c)).

9

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance 2,742,430 common shares in the capital of the Company to Core Energy Enterprises Inc. (“Core”). The fair value of the common shares $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The former President of the Company is a major shareholder, officer and a director of Core (Note 9, 12 b (a) and 17).

9.	Shareholders’ Loans and Notes Payable

Shareholder Loans

As at November 30, 2016 and August 31, 2016, the Company had shareholders’ loans payable of $Nil. Effective November 18, 2015, the Company issued a total of 10,329,983 Units in the capital of the Company pursuant to the terms of the August 30, 2014, debt conversion agreements that contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.80 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$0.66
Contractual exercise rate	$1.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at November 30, 2016 and August 31, 2016, the Company had loans payable of $Nil. As at November 30, 2016, the Company recorded interest on the loans payable of $Nil (August 31, 2016: $4,945). As at November 30, 2016, included in trade and other payables, is interest of $Nil (August 31, 2016: $Nil). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 6,800,680 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations (Note 9 and 12 (b) (a)).

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

The Company entered into a debt settlement agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed by the Company to 1288131 Alberta Ltd., in the amount of $62,867.

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement. Under the terms of Lock-up and Leak-out Agreement the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the February 29, 2016 and ending on November 30, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, if Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

10

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

10.	Derivative Liabilities

Anti-Dilution Fees

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $1.10 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 76,923 units in the capital of the Company at a purchase price of $0.65 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the Adjusted Price. At November 30, 2016, the Company recorded the additional 163,636 units to be issued at the market price of $0.64 per unit or $104,727 as a derivative liability on the statement of financial position and as anti-dilution fees on the statement of operations.

Warrants

At November 30, 2016, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil (November 30, 2015: $281,210). As at November 30, 2016, the Company had derivative liabilities with a fair value of $Nil (August 31, 2016 and November 30, 2015: $Nil). The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company and accordingly the warrants were treated as a financial liability. The fair value movement during the periods were recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2015	13,048	281,210	-
Warrants expired (Note a)	(13,048)	(281,210)	-
As at November 30, 2015	-	-	-
Warrants issued (Note b)	1,750,000	-
As at August 31, 2016 and November 30, 2016	1,750,000	-	CDN 1.50

a)       On September 25, 2015, 11,249 and 1,799 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

b)       On June 22, 2016, the Company entered into a consulting agreement and issued 1,750,000 common share purchase warrants exercisable at CDN $1.50 with a cashless exercise option, vesting on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016, the Company determined that it would not continue with the agreement and it was subsequently suspended. Accordingly, the Company determined that as a result of no warrants exercised, no liability was recorded and subsequent to November 30, 2016 the agreement was mutually terminated and no warrants were exercised.

The following table sets out the number of derivative warrant liabilities outstanding as at November 30, 2016 and August 31, 2016, respectively:

Number of Warrants	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,750,000	1.50	January 15, 2017	0.13	-
11

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

11.	Provisions

Decommissioning Obligations
Balance, August 31, 2015	11,563
Disposal of 1354166 Alberta	(11,563)
Balance, August 31, 2016 and November 30, 2016	$-

The Company’s prior decommissioning obligations resulted from its ownership interests in petroleum and natural gas assets. The decommissioning obligations were based on the Company’s net ownership interest in all wells and estimated costs to reclaim and abandon these wells.

12.	Share Capital and Reserves

The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares and the financial statements have been adjusted accordingly. On February 29, 2016, the Company filed articles of amendment, amending the attributes of the preferred shares.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2015	3,767,637	9,997,792
Common shares issued as debt extinguishment (Note 12 b (a))	9,543,110	6,371,457
Common shares issued as private placement(Note 12 b (b))	500,000	50,000
Common shares issued as anti-dilution provision (Note 12 b (c))	10,329,983	5,034,157
Common shares issued as private placement (Note 12 b (d))	100,000	9,044
Common shares issued as debt extinguishment (Note 12 b (e))	1,505,190	638,295
Common shares issued on exercise of warrants (Note 12 b (f))	518,683	986,667
Common shares issued as private placement (Note 12 b (g))	236,364	133,271
Balance August 31, 2016	26,500,967	23,220,683
Common shares issued as private placement (Note 12 b (h))	76,923	30,233
Balance November 30, 2016	26,577,890	23,250,916

Preferred Shares Issued:

As at November 30, 2016 and August 31, 2016 there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	November 30, 2016		August 31, 2016
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of period	7,225,719	$0.86	737,856	$1.00
Warrants issued (Note 12 b (c))	-	-	5,164,992	$1.00
Warrants issued (Note 12 b (d))	-	-	100,000	$0.35
Warrants issued (Note 12 b (e))	-	-	1,505,190	$0.35
Warrants exercised (Note 12 b (f))	-	-	(518,683)	$1.00
Warrants issued (Note 12 b (g))	-	-	236,364	$1.25
Warrants issued (Note 12 b (h))	76,923	$1.00	-	-
Balance, end of period	7,302,642	$0.87	7,225,719	$0.86

12

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

(a)        Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(b)       Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

(c)       Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the consolidated statement of operations (Note 9).

(d)       On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the units $30,000 was allocated to common shares $9,044and the amount allocated to warrants component using a Binomial Lattice model was $20,956. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement (Note 9).

(e)       On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,152 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement (Note 9).

(f)       During the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $467,984.

(g)        On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.25 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $1.10 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price (Note 10).

The fair value of the units $260,000 was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$1.31
Contractual exercise rate	$1.25
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

(h)        On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 76,923 units in the capital of the Company at a purchase price of $0.65 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

13

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

The following table summarizes the outstanding warrants as at November 30, 2016 and August 31, 2016, respectively:

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,384,165	$1.00	August 30, 2017	0.75	2,195,738
1,605,190	$0.35	March 1, 2019	2.25	6,033,370
236,364	$1.25	August 31, 2019	2.75	126,729
76,923	$1.00	November 30, 2019	3.00	19,767
7,302,642	$0.87		1.17	2,945,604

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,384,165	$1.00	August 30, 2017	1.00	2,195,738
1,605,190	$0.35	March 1, 2019	2.50	6,033,370
236,364	$1.25	August 31, 2019	3.00	126,729
7,225,719	$0.86		1.40	2,935,837

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	November 30,
	2016	2015
Weighted Average Shares Outstanding, basic	26,501,812	6,453,715
Weighted Average Shares Outstanding, diluted	36,004,868	6,453,715

At November 30, 2016, there was 883,000 stock options and 7,302,642 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price
Balance, August 31, 2015	110,000	2.50
Expired	(27,000)	(2.30)
Granted	300,000	2.19
Balance, August 31, 2016	383,000	$2.28
Granted	2,000,000	$1.21
Balance, November 30, 2016	2,383,000	$1.38

14

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

The following table is a summary of the Company’s stock options outstanding and exercisable as at November 30, 2016 and August 31, 2016, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	6,000	0.25	February 17, 2017	6,000
$16.00	2,000	0.02	December 8, 2016	2,000
$1.20	50,000	2.95	November 11, 2019	50,000
$1.20	25,000	0.02	December 8, 2016	25,000
$2.19	300,000	0.02	December 8, 2016	300,000
$0.64	500,000	0.40	April 25, 2017	-
$1.50	700,000	4.78	September 8, 2021	-
$1.30	800,000	4.78	September 30, 2021	500,000
	2,383,000	3.16		883,000	$1.73

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	6,000	0.50	February 17, 2017	6,000
$16.00	2,000	0.27	December 8, 2016	2,000
$1.20	50,000	3.20	November 11, 2019	50,000
$1.20	25,000	0.27	December 8, 2016	25,000
$2.19	300,000	0.27	December 8, 2016	300,000
	383,000	4.48		383,000	$2.28

e)	Stock Based Compensation

Employees

On September 9, 2016, the Company granted 300,000 immediately vesting common share purchase options to shares to a director and 300,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $1.30 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $44,416.

On September 9, 2016, the Company granted to the President 700,000 common share purchase options exercisable at $1.50 per share and expiring on September 8, 2021. Of these options 350,000 vest on September 8, 2017 and 350,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $50,897.

On November 1, 2016, the Company granted 500,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options are exercisable at $0.64 per share and expire on April 25, 2017. The Company recorded non-cash stock based compensation expense of $40,978.

Non Employees

On September 9, 2016, the Company granted 200,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $1.30 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $14,805.

15

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$0.08	$0.07
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$0.64	$1.29

13.	Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

Non-cash transactions	November 30, 2016 ($)	November 30, 2015 ($)
Stock based compensation (Note 12 e)	151,096	-
Units to be issued as anti-dilution provision (Note 10)	104,727	-
Units to be issued as anti-dilution provision (Note 9)	-	6,896,800
Derivative warrants expired (Note 10)	-	(281,210)
Shares issued as debt extinguishment (Note 8 and 9)	-	6,371,457

14.	Financial Instruments and Concentration of Risks

Financial instruments are measured at fair value on initial recognition of the instrument. The types of risk exposure to the Company’s financial instruments and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations

Concentration risk exists in cash because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand.

The Company’s maximum exposure to credit risk is as follows:

	November 30, 2016 ($)	August 31, 2016 ($)
Cash	79,472	449,983

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without any revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

The following table illustrates the contractual maturities of financial liabilities:

November 30, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,186,918	1,186,918	-	-	-
Total	1,186,918	1,186,918	-	-	-

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-

16

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)	Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure. The following assets and liabilities are denominated in US dollars as at the period set out:

	November 30, 2016 ($)	November 30, 2015 ($)
Cash	4,650	139
Trade and other receivables	(35,806)	8,109
Trade and other payables	-	(148,665)
Loans payable	-	(121,000)
Net liabilities denominated in US$	(31,156)	(261,417)
Net liabilities CDN dollar equivalent at period end (1)	(41,830)	(348,547)
(1) Translated at the exchange rate in effect at November 30, 2016 $1.3426 (November 30, 2015 $1.3333)

The following table shows the estimated sensitivity of the Company’s total comprehensive loss for the periods set out from a change in the U.S dollar exchange rate in which the Company has exposure with all other variables held constant.

	November 30, 2016		November 30, 2015
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total comprehensive loss from a change in % in the US Exchange Rate ($)		In total comprehensive loss from a change in % in the US Exchange Rate ($)
5%	(2,808)	2,808	(23,236)	23,236
10%	(5,616)	5,616	(46,472)	46,472
15%	(8,424)	8,424	(69,708)	69,708

(ii)	Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

(iii)	Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, trade and other receivables, trade and other payables, shareholders’ loans, loans payable, provisions and derivative liabilities. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

17

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

		November 30, 2016		August 31, 2016
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	79,472	79,472	449,983	449,983
Derivative liabilities	1	104,727	104,727	-	-
Loans and receivables:
Secured note receivable	3	87,269	87,269	-	-
Other financial liabilities:
Trade and other payables	3	1,186,918	1,186,918	1,173,231	1,173,231

Cash and derivative liabilities are stated at fair value (Level 1 measurement). The carrying value of other receivables, secured note receivable, trade and other payables, loans payable, secured note payable, derivative liabilities and provisions approximate their fair value due to the short-term maturity of these financial instruments (Level 3 measurement). Shareholders’ loans are measured at Level 3.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at November 30, 2016 and August 31, 2016, the Company considered its capital structure to be comprised of shareholders’ equity.

15.	Discontinued Operations and Dissolution of Subsidiary

Discontinued Operations, Eagleford Energy, Zavala Inc.

Effective August 31, 2015, the Company and Benchmark Enterprises LLC (“Benchmark”) entered into a Settlement and Exercise of Security Agreement for the settlement of a Secured Note due and payable by the Company in the amount of $1,608,149 plus interest of $154,179, totaling $1,762,328, with the following terms:

(1)	Effective August 31, 2015, the Company assigns and conveys to Benchmark all of its rights, title and interest in and to Zavala Inc., including but not limited to all of the issued and outstanding common shares of Zavala Inc.; and
(2)	Issue 10,000,000 shares of common stock of the Company;

As a result the settlement of the Secured Note, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date and presented as discontinued operations on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flows.

The following table presents the consolidated statements of operations and comprehensive loss of Zavala Inc. for the period set out:

	Three Months Ended November 30,
	2016	2015
Expenses
Accretion	$-	$-
General and administrative	-	3,902
Loss from discontinued operations	-	(3,902)
Foreign currency translation	-	-
Total loss from discontinued operations	-	$(3,902)
Loss per share basic and diluted from discontinued operations	$-	$(0.000)

18

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

The following table presents the consolidated statements of cash flows of Zavala Inc. for the period set out:

	Three Months Ended November 30,
	2016	2015
Cash (used in
Operating activities
Net loss from discontinued operations	$-	$(3,902)
Cash used in operating activities, discontinued operations	-	(3,902)
Net cash used in discontinued operations	$-	$(3,902)

Dissolution of Subsidiary, Dyami Energy LLC

On March 6, 2014, the Company filed a Certificate of Termination of a Domestic Entity with the Secretary of State, Texas for its wholly-owned subsidiary Dyami Energy and, effective April 3, 2014, Dyami Energy was dissolved. The Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 expired and have been recorded as a gain on de-recognition of financial liabilities in the unaudited interim condensed consolidated statements of operations.

16.	Correction of Prior Period Errors

Correction of Prior Period Errors

During the year ended August 31, 2016, the Company corrected the accounting for prior period errors as noted below. As a result certain amounts have been re-stated from 2015 and 2014 to reflect these changes. The previously issued audited consolidated financial statements for the year ended August 31, 2015 and 2014 and the unaudited interim condensed consolidated financial statements for the quarters ending November 30, 2014, February 28, 2015 and May 31, 2015 (the “Affected Statements”) have not been restated. The Company has restated the opening statement of financial position at September 1, 2014 and the audited consolidated financial statements for the year ended August 31, 2015. Readers of the Affected Statements are advised that they should be read in conjunction with audited consolidated financial statements.

The prior period error is described as follows:

The Company had warrants with a US strike price that expired and the fair value was measured using the Black-Scholes option pricing model was previously recorded as an increase to contributed surplus. The expiry of the derivative liabilities should have been treated as an expiry of the liabilities in accordance with IAS39 and recognized as gain on expiry of the derivative liabilities on the consolidated statement of operations (Note B).

Adjustments to Prior Period Statements

For the year ended August 31, 2016, the Company made adjustments to the fair value recorded during the first quarter November 30, 2015, for the equity instruments used to settled debt and to satisfy anti-dilution provisions of certain debt conversion agreements (Note A).

The impact of these changes on the consolidated financial statements for the three months ended November 30, 2015 was as follows:

Interim Condensed Consolidated Statements of Financial Position November 30, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Common shares	20,962,230	491,176	A	21,453,406
Common share purchase warrants	4,140,170	(1,476,448)	A	2,663,722
Contributed surplus	4,110,315	(2,248,715)	B	1,861,600
Deficit	(30,328,771)	3,233,987	A,B	(27,094,784)
Total shareholders’ deficiency	(843,503)	-	A,B	(843,503)

19

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

Interim Condensed Consolidated Statements of Operations For the three months ended November 30, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Gain on expiry of derivative liabilities	-	281,210	B	(281,210)
Loss on settlement of debt	12,991,076	(985,272)	A,	12,005,804
Net loss from continuing operations	(12,301,705)	1,266,482	A,B	(11,035,223)
Net loss	(12,305,607)	1,266,482	A,B	(11,309,125)
Net income (loss) and comprehensive income (loss)	(12,195,082)	1,266,482	A,B	(10,928,600)
Loss per share, basic continuing operations	$(1.91)	$(0.20)	A,B	$(1.71)

Interim Condensed Consolidated Statements of Cash Flows For the three months ended November 30, 2015	As Previously Reported	Impact of Restatement	Note	As Restated
Net loss from continuing operations	(12,301,705)	1,266,482	A,B	(11,309,125)
Gain on expiry of derivative liabilities	-	(281,210)	B	(281,210)
Loss on settlement of debt	12,991,076	(985,272)	A	12,005,804

Notes

A)	During the three months ended November 30, 2015, the Company issued 10,329,983 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. The fair value of the units $7,882,072 was allocated to common shares in the amount of $4,542,981 and warrants in the amount of $3,339,091 based on their relative fair values and $7,882,072 was loss on settlement of debt in the statement of operations. At August 31, 2016, the Company adjusted the fair value of the units to $6,896,800 and accordingly the net loss on the consolidated statement of operations decreased by $985,272, common share purchase warrants were decreased by $1,476,448 and common shares increased by $491,176.

B)	On September 25, 2015, 13,048 warrants expired having a fair value of $281,210. During the fiscal year ended August 31, 2015, 61,335 warrants expired having a fair value of $1,258,206. During the fiscal year ended August 31, 2014, 17,092 warrants expired having a fair value of $709,299. The fair value of the warrants that expired were previously recorded as an increase to contributed surplus. The expiry of the derivative liabilities should have been treated as an expiry of the liabilities in accordance with IAS39 and recognized as gain on expiry of the derivative liabilities on the consolidated statement of operations. For the three months ended November 31, 2015, the Company recorded a gain on expiry of the warrants in the amount of $281,210 on the consolidated statements of operations and a decrease in contributed surplus.

The Company negotiated an Asset Purchase Agreement to be effective February 29, 2016, (the “DWF Agreement”) with an expectation to acquire the net assets (the “Acquired Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction by issuing 12,500,000 common shares and 5,750,000 Series A preferred shares of ICE to the Vendor (the “Transaction”). On this basis the proposed Series A preferred shares would be convertible into units of ICE with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for $0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Proposed Purchase Price Shares”).

The essential components of the proposed Acquired Assets are an intelligent content platform technology developed by Digital Widget Factory Inc. and a series of related websites under the url digiwdgy.com (the “DWF Technology”). The fair value of the Transaction was estimated at $9,530,250 and to be paid through the issuance by the Company of the Proposed Purchase Price Shares. Subsequent to February 29, 2016, the Company management came to the conclusion that certain representations and warranties made by the Vendor pursuant to the DWF Agreement were conceivably deficient and as such would not survive the one year period of Indemnification. Management contends that if the Company had this information as at February 29, 2016, management would not have likely completed the transaction and the Proposed Purchase Price Shares would not have been issued. On November 24, 2016, the Company advanced a Notice of Claim to the Vendor under the DWF Agreement.

On December 22, 2016, it was agreed that all disputed matters contained in the DWF Agreement, be resolved in a Settlement Agreement whereby the Company agreed to return the Acquired Assets to the Vendor and the Vendor agreed to return the Proposed Purchase Price Shares paid back to the Company such that best efforts were made so that each party be in the same or similar position it was as at February 29, 2016 had the Transaction not occurred. Effective January 20, 2017, DoubleTap disposed of its investment in the Acquired Assets of Digital Widget Factory Inc., a Belize company (see Note 3 to the Consolidated Financial Statements for the year ended August 31, 2016).

20

Notes to Interim Condensed Consolidated Financial Statements

For the Three Months Ended November 30, 2016 and 2015

(Expressed In Canadian Dollars) (Unaudited)

The Settlement Agreement closed effective January 20, 2017, when the Vendor returned to the Company the Proposed Purchase Price Shares comprised of 12,500,000 common shares and 5,750,000 Series A preferred shares previously issued to the Vendor and a full and final release in favor of the Company in respect of all obligations under the DWF Agreement. The Proposed Purchase Price Shares have been cancelled in the capital stock of the Company and the Company no longer has any interest in the DWF Technology and the series of digiwidgy.com websites.

17.	Subsequent Events

On December 8, 2016, the following common share purchase options expired: 300,000 options exercisable at $2.19; 25,000 options exercisable at $1.20; and 2,000 options exercisable at $16.00.

Subsequent to November 30, 2016, the Company’s Chief Financial Officer advanced the Company $49,650.

On February 1, 2017, the Company issued a letter of demand for the repayment in full of the US$65,000 secured note receivable from Catch Star (Note 6).

21

ITEM 2.

Management’s Discussion and Analysis

For the Three Months Ended

November 30, 2016

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

1

OVERVIEW

Intelligent Content Enterprises Inc., (formerly: Eagleford Energy Corp.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“ICE” or the “Company”). The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned subsidiary DoubleTap Daily Inc. (formerly: Digital Widget Factory Inc.) (“DoubleTap”), the Company is developing an online management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices. The Company’s registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. During the period the Company’s common shares traded on OTCQB under the symbol ICEIF and on the Canadian Securities Exchange under the symbol ISP. The Company’s common shares are currently subject to a cease trade order pending the filing of its financial statements.

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three months ended November 30, 2016 and 2015, include the accounts of ICE, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap incorporated in the Province of Ontario on February 29, 2016.

All Intercompany balances and transactions have been eliminated on consolidation. Effective February 29, 2016, the Company disposed of its investment in 1354166 Alberta Ltd., a company operating in the province of Alberta (“1354166 Alberta”). The Company’s former subsidiaries, Eagleford Energy, Zavala Inc., a Nevada company (“Zavala Inc.”), and its’ wholly owned subsidiary EEZ Operating Inc., a Texas company (“EEZ Operating”) were disposed of effective August 31, 2015 and Dyami Energy LLC., a Texas company (“Dyami Energy”) was dissolved effective April 3, 2014 (see Note 15 to the Unaudited Interim Condensed Consolidated Financial Statements).

The following Management’s Discussion and Analysis of ICE should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three months ended November 30, 2016 and notes thereto. This Management’s Discussion and Analysis is dated March 15, 2017, and has been approved by the Board of Directors of the Company.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three months ended November 30, 2016, were prepared using the same accounting policies and methods of computation as those described in our Consolidated Financial Statements for the year ended August 31, 2016. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2017 could result in restatement of the Unaudited Interim Condensed Consolidated Financial Statements. The Unaudited Interim Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended August 31, 2016. All amounts herein are presented in Canadian dollars, unless otherwise noted.

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

OVERALL PERFORMANCE

Net loss from continuing operations for the three months ended November 30, 2016, was $618,247, compared to a net loss of $11,035,223 for the three months ended November 30, 2015. During the three months ended November 30, 2015, the Company recorded a loss on settlement of debt in the amount of $12,005,804 and $Nil in the current three month period in 2016. During the three month period in 2016, the Company experienced an increase of $172,353 in research, content development and technology support compared to $Nil in 2015, an increase in stock based compensation of $151,096 compared to $Nil in 2015 and an increase in anti-dilution fees of $104,727 compared to $Nil during 2015 and an increase in general and administrative costs of $120,330 to $183,905 compared to $63,575 for the three month period ended November 30, 2015. During the three month period in 2016, the Company recorded a gain on de-recognition of financial liabilities of $Nil compared to $893,990 in 2015 and a gain on expiry of derivative warrants in the amount of $Nil compared to $281,210 during the comparable period in 2015.

On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 76,923 units in the capital of the Company at a purchase price of $0.65 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.00 until November 30, 2019.

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced $87,269 (US$65,000) to Catch Star and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction (see Subsequent Events).

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations.

RISK AND UNCERTAINTIES

There have been no material changes during the three months ended November 30, 2016, to the risks and uncertainties as identified in the Management Discussion and Analysis and the Annual Report on Form 20F for the year ended August 31, 2016.

The following table illustrates the contractual maturities of financial liabilities:

November 30, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,186,918	1,186,918	-	-	-
Total	1,186,918	1,186,918	-	-	-

August 31, 2016	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	1,173,231	1,173,231	-	-	-
Total	1,173,231	1,173,231	-	-	-
(1)

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to funds its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

3

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at November 30, 2016 and August 31, 2016, the Company considered its capital structure to be comprised of shareholders’ deficiency.

RESULTS OF OPERATIONS-CONTINUING OPERATIONS

Production Volume

For the three months ended November 30, 2016, average natural gas sales volumes were Nil mcf/d compared to 59 mcf/d for the same period in 2015. Total production volume for the three months ended November 30, 2016 was Nil mcf compared to 5,280 mcf for the same three month period in 2015.

Effective February 29, 2016, the Company disposed of its interest in 1354166 Alberta and as a result, its operations have been deconsolidated from the Company’s Consolidated Financial Statements and presented as discontinued operations on the Consolidated Statements of Operations and Other Comprehensive Income (Loss) and the Consolidated Statements of Cash Flows.

Commodity Prices

For the three months ended November 30, 2016, average natural gas prices received per mcf were Nil compared to $2.24 for the three months ended November 30, 2015.

Revenue

Natural gas sales for the three months ended November 30, 2016, were $Nil compared to $8,963 for the same three month period in 2015.

Operating Costs

For three months ended November 30, 2016, operating costs were $Nil compared to operating costs of $3,527 for the three months ended November 30, 2015. The decrease in operating costs during 2016 was attributed to the discontinued operations of 1354166 Alberta.

Research, Content Development and Technology Support

For the three months ended November 30, 2016, the Company incurred research, content development and technology support costs of $172,353 compared to $Nil in the prior comparable period in 2015. The increase in research, content development and technology support costs during 2016 is related to the change in business direction of the Company into technology.

Hosting, Advertising and Technology Services

For the three months ended November 30, 2016, the Company incurred hosting and technology costs of $4,192 compared to $Nil for the same three month period in 2015. The increase in hosting and technology costs experienced in current fiscal year 2016, was a result of the costs associated with the change in business direction of the Company into technology.

General and Administrative Expenses	For the Three Months Ended
	November 30,
	2016	2015
Professional fees	$45,578	$10,603
Head office costs	25,500	25,500
Management fees	15,000	15,000
Transfer and registrar costs	7,783	1,817
Shareholders information	28,343	9,812
Rent	19,912	-
Office and general costs	6,117	843
Travel	872	-
Consulting fees	30,000	-
Directors fees	4,800	-
Total	$183,905	$63,575

General and administrative expenses for the three months ended November 30, 2016, were $120,330 higher at $183,905 compared to $63,575 for the three months ended November 30, 2015. The increase in expenses during 2016, was primarily attributed to an increase in professional fees of $34,975 to $45,578 compared to $10,603 for the same three month period in 2015, an increase in consulting fees of $30,000 compared to $Nil in 2015, an increase of $18,531 to $28,343 in shareholders information compared to $9,812 during 2015 and an increase of $19,912 in rent compared to $Nil during the same three month period in 2015.

4

Loss on Foreign Exchange

For the three months ended November 30, 2016, the Company recorded a loss on foreign exchange of $1,974 compared to a loss of $18,738 for the same three month period in 2015.

These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Stock Based Compensation

Employees

For the three months ended November 30, 2016, the Company recorded stock based compensation of $136,291 compared to $Nil for the same three month period in 2015.

On September 9, 2016, the Company granted 300,000 immediately vesting common share purchase options to shares to a director and 300,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $1.30 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $44,416.

On September 9, 2016, the Company granted to the President 700,000 common share purchase options exercisable at $1.50 per share and expiring on September 8, 2021. Of these options 350,000 vest on September 8, 2017 and 350,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $50,897.

On November 1, 2016, the Company granted 500,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options are exercisable at $0.64 per share and expire on April 25, 2017. The Company recorded non-cash stock based compensation expense of $40,978.

Non Employees

For the three months ended November 30, 2016, the Company recorded stock based compensation for non-employees of $14,805 compared to $Nil for the same three month period in 2015.

On September 9, 2016, the Company granted 200,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $1.30 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $14,805.

Anti-Dilution Fees

For the three months ended November 30, 2016, the Company recorded anti-dilution fees of $104,727 compared to $Nil for the same period in 2015.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $1.10 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 76,923 units in the capital of the Company at a purchase price of $0.65 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the Adjusted Price. At November 30, 2016, the Company recorded the additional 163,636 units to be issued at the market price of $0.64 per unit or $104,727 as a derivative liability on the statement of financial position and as anti-dilution fees on the statement of operations.

Interest Expense

For the three months ended November 30, 2016, the Company incurred interest costs of $Nil versus interest costs of $7,618 for the three months ended November 30, 2015.

The decrease in interest costs during the three months ended November 30, 2016, was primarily attributed to the settlement of loans and shareholder loans payable.

Gain on Expiry of Derivative Liabilities

For the three months ended November 30, 2016, the Company recorded again on expiry of derivative liabilities of $Nil compared to a gain of $281,210 for the three months ended November 30, 2015. On September 25, 2015, 13,048 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

Loss on Settlement of Debt

For the three months ended November 30, 2016, the Company recorded a loss on settlement of debt in the amount of $Nil compared to $12,005,804 for the same three month period in 2015.

5

Effective November 18, 2015, the Company issued 10,329,983 units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017. The fair value of the units $6,896,800 was recognized as a loss on settlement of debt in the statement of operations.

Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the statement of operations.

Impairment Loss on Marketable Securities

For the three months ended November 30, 2016, the Company recorded an impairment loss on marketable securities in the amount of $Nil compared to $120,124 for the same three month period in 2015.

As at November 30, 2015, the Company held 1,200,000 common shares in a quoted company security that had been acquired as settlement of litigation. As at August 31, 2015, the Company recorded a change in the fair value of the securities in other comprehensive loss in the amount of $110,525. For the three months ended November 30, 2015, the Company re-classified the comprehensive loss of $110,525 to the statement of operations and recorded a further impairment of $9,599.

Gain on De-Recognition of Financial Liabilities

For the three months ended November 30, 2016, the Company recorded a gain on de-recognition of financial liabilities in the amount of $Nil compared to $893,990 for the same three month period in 2015.

Effective April 3, 2014, Dyami Energy’s charter was dissolved by the Secretary of State, Texas. Accordingly, the Company’s investment in Dyami Energy had been deconsolidated from the Company’s Consolidated Financial Statements as at the effective date, and presented on the Consolidated Statements of Operations and Comprehensive Loss and the Consolidated Statements of Cash Flow as an impairment of the net assets and liabilities on dissolution of subsidiary. Prior obligations related to Dyami Energy, with respect to the Matthews and Murphy Leases of $893,990 expired and were recorded as a gain on de-recognition of financial liabilities in the in the unaudited interim condensed consolidated statements of operations as at November 30, 2015.

Net Loss from Continuing Operations

Net loss from continuing operations for the three months ended November 30, 2016, was $618,247, compared to a net loss of $11,035,223 for the three months ended November 30, 2015. During the three months ended November 30, 2015, the Company recorded a loss on settlement of debt in the amount of $12,005,804 and $Nil in the current three month period in 2016. During the three month period in 2016, the Company experienced an increase of $172,353 in research, content development and technology support compared to $Nil in 2015, an increase in stock based compensation of $151,096 compared to $Nil in 2015 and an increase in anti-dilution fees of $104,727 compared to $Nil during 2015 and an increase in general and administrative costs of $120,330 to $183,905 compared to $63,575 for the three month period ended November 30, 2015. During the three month period in 2016, the Company recorded a gain on de-recognition of financial liabilities of $Nil compared to $893,990 in 2015 and a gain on expiry of derivative warrants in the amount of $Nil compared to $281,210 during the comparable period in 2015.

Net Loss from Discontinued Operations Net of Tax

Net loss from discontinued operations net of tax for the three months ended November 30, 2016, was $Nil compared to a loss from discontinued operations net of tax of $3,902 for the three months ended November 30, 2015.

The following table presents the consolidated statements of operations and other comprehensive loss of Zavala Inc. for the period set out:

	Three Months Ended
	November 30,
	2016	2015
Expenses
Accretion	$-	$-
General and administrative	-	3,902
Loss from discontinued operations net of tax	-	(3,902)
Foreign currency translation	-	-
Comprehensive income (loss) from discontinued operations	$-	$(3,902)
Loss per share basic and diluted from discontinued operations	$-	$(0.000)

6

At August 31, 2015, the Company entered into a Settlement and Exercise of Security Agreement whereby effective August 31, 2015, the Company assigned and conveyed all of its rights, title and interest in and to Zavala Inc. Accordingly, the Company’s investment in Zavala Inc. had been deconsolidated from the Company’s Consolidated Financial Statements as at August 31, 2015 and presented as discontinued operations on the consolidated statements of operations.

Net Loss

Net loss for the three months ended November 30, 2016, was $618,247, compared to a net loss of $11,039,125 for the three months ended November 30, 2015. During the three months ended November 30, 2015, the Company recorded a loss on settlement of debt in the amount of $12,005,804 and $Nil in the current three month period in 2016. During the three month period in 2016, the Company experienced an increase of $172,353 in research, content development and technology support compared to $Nil in 2015, an increase in stock based compensation of $151,096 compared to $Nil in 2015 and an increase in anti-dilution fees of $104,727 compared to $Nil during 2015 and an increase in general and administrative costs of $120,330 to $183,905 compared to $63,575 for the three month period ended November 30, 2015. During the three month period in 2016, the Company recorded a gain on de-recognition of financial liabilities of $Nil compared to $893,990 in 2015 and a gain on expiry of derivative warrants in the amount of $Nil compared to $281,210 during the comparable period in 2015.

Other Comprehensive Income to be re-classified to operations

Impairment Loss on Marketable Securities

As at November 30, 2015, the Company reclassified an impairment loss on marketable securities of $110,525 from other comprehensive income to an impairment loss on marketable securities on the consolidated statement of operations.

Total Other Comprehensive Income

Total other comprehensive income for the three months ended November 30, 2016 was $Nil compared to $110,525 for the three months ended November 30, 2015.

Net Loss from Operations and Other Comprehensive Income

Net loss from operations and other comprehensive loss for the three months ended November 30, 2016 was $618,247 compared to a net loss from operations and other comprehensive income of $10,928,600 for the three months ended November 30, 2015.

Loss per Share, Basic

Basic loss per share from continuing operations for the three months ended November 30, 2016 was $0.023 compared to basic loss per share of $1.710 for the same three month period in 2015.

Basic loss per share from discontinued operations for the three months ended November 30, 2016 was $Nil compared to basic loss per share of $0.001 for the same three month period in 2015.

Total Loss per Share, Basic

Total basic loss per share for the three months ended November 30, 2016 was $0.046 compared to total basic loss per share of $1.711 for the same three month period in 2015.

SUMMARY OF QUARTERLY RESULTS-CONTINUING OPERATIONS

The following tables reflect the summary of quarterly results for the periods set out.

	2015	2015	2015	2015
For the quarter ending	November	August 31	May 31	February 29
Net income (loss) for the period	$(618,247)	$(1,118,309)	$(855,102)	$(525,664)
Loss per share, basic	$(0.023)	$(0.043)	$(0.033)	$(0.022)
Earnings (loss) per share, diluted

During the quarter ended November 30, 2016, the Company recorded anti-dilution fees of $104,727. During the quarter ended August 31, 2016, the Company reversed a previously recorded gain on de-recognition financial liabilities for prior obligations of Dyami Energy in the amount of $893,990. During the first quarter ended August 31, 2016, the Company recorded general and administrative expenditures of $148,078 and research, content development and technology support costs of $68,819. During the quarter ended May 31, 2016, the Company recorded stock based compensation expense of $615,924. For the three months ended February 29, 2016, the Company recorded a gain on settlement of debt in the amount of $285,721.

	2015	2015	2015	2015
For the quarter ending	November 30	August 31	May 31	February 28
Net income (loss) for the period	$(11,035,223)	$4,250,165	$(523,128)	$274,941
Earnings (loss) per share, basic	$(1.71)	$1.151	$(0.014)	$0.097
Earnings (loss) per share, diluted	$(1.71)	$1.116	$(0.014)	$0.044

7

For the three months ended November 30, 2015 the Company a loss on settlement of debt in the amount of $12,005,804 and a gain on expiry of derivative warrants in the amount of $281,210 and a gain on de-recognition financial liabilities for prior obligations of Dyami Energy in the amount of $893,990. For the three month period ended August 31, 2015, the Company recorded gain on derivative liabilities of $2,653,591, a gain on expiry of derivative liabilities of $722,664 and a gain on disposal of subsidiary of $615,881. For the three month period ended May 31, 2015, the Company recorded a loss on derivative liabilities of $738,652 and accretion of $327,793 on a secured convertible note. For the three month period February 28, 2015, the Company record a gain on derivative liabilities of $751,502.

CAPITAL EXPENDITURES

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced $87,269 (US$65,000) to Catch Star and entered into a Secured Promissory Note and General Security Agreement (the “Note”) with Catch Star. The Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction (see Subsequent Events).

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit.

FINANCING ACTIVITIES

On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 76,923 units in the capital of the Company at a purchase price of $0.65 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.00 until November 30, 2019.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of November 30, 2016, was $79,472 (August 31, 2016: $449,983). During the three months ended November 30, 2016, the Company completed a private placement for gross proceeds of $50,000.

For the three months ended November 30, 2016, the primary use of funds was related to administrative expenses and the $87,269 (US$65,000) advance to Catch Star. The Company’s working capital deficiency at November 30, 2016 was $1,107,800 (August 31, 2016: $690,649).

Our current assets of $183,845 as at November 30, 2016, ($482,582 as of August 31, 2016) include the following items: cash $79,472 ($449,983 as of August 31, 2016), trade and other receivables $17,104 ($14,800 as of August 31, 2016), secured note receivable $87,269 ($Nil as of August 31, 2016) and prepaid expenses and deposits of $Nil ($17,799 as of August 31, 2016).

Our current liabilities of $1,291,646 as of November 30, 2016 ($1,173,231 as of August 31, 2016) include the following items: trade and other payables $1,186,918 ($1,173,231 as of August 31, 2016); and derivative liabilities of $104,727 ($Nil as of August 31, 2016).

At November 30, 2016, the Company had outstanding 1,605,190 common share purchase warrants exercisable at $0.35 per share, 236,364 common share purchase warrants exercisable at $1.25 per share, and 5,461,088 common share purchase warrants exercisable at $1.00 per share. If any of these common share purchase warrants are exercised, it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to meet its working capital requirements or fund additional opportunities or ventures of merit. The Company has liquidity risk which necessitates the Company to obtain debt financing or raise additional equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, shareholders’ loans and cash flow from oil and gas operations. If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

The Company anticipates further expenditures to expand its current business plan. Amounts expended on future opportunities and ventures of merit is dependent on the nature of the opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

8

PROVISIONS

Decommissioning Obligations
Balance, August 31, 2015	11,563
Disposal of 1354166 Alberta	(11,563)
Balance, August 31, 2016 and November 30, 2016	$-

The Company’s prior decommissioning obligations resulted from its ownership interests in petroleum and natural gas assets. The decommissioning obligations were based on the Company’s net ownership interest in all wells and estimated costs to reclaim and abandon these wells.

SHAREHOLDERS’ LOANS AND NOTES PAYABLE

Shareholder Loans

As at November 30, 2016 and August 31, 2016, the Company had shareholders’ loans payable of $Nil. Effective November 18, 2015, the Company issued a total of 10,329,983 Units in the capital of the Company pursuant to the terms of the August 30, 2014, debt conversion agreements that contained an anti-dilution provision such that if within 18 months of this the effective date, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than CDN$0.80 (the “Adjusted Price”) the Holder herein shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. The warrant component was valued using a Binomial Lattice model whereas the fair value of the common share component was based on the current market value of the company’s stock. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations. Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

November 18, 2015
Market value on valuation date	$0.66
Contractual exercise rate	$1.00
Term	1.79 Years
Expected market volatility	183.30%
Risk free rate using zero coupon US Treasury Security rate	0.90%

Loans Payable

As at November 30, 2016 and August 31, 2016, the Company had loans payable of $Nil. As at November 30, 2016, the Company recorded interest on the loans payable of $Nil (August 31, 2016: $4,945). As at November 30, 2016, included in trade and other payables, is interest of $Nil (August 31, 2016: $Nil). The loans were payable on demand with interest at 10% per annum. Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $899,660 through the issuance of 6,800,680 common shares in the capital of the Company. The fair value of the common shares $4,540,474 was allocated to common shares and $3,640,814 was recorded as loss on settlement of debt in the consolidated statement of operations.

On February 29, 2016, the Company entered into asset purchase and debt settlement agreement and converted loans and interest in the aggregate amount of $277,473 in exchange for the Company’s 0.03% net smelter return royalty on 8 mining claim blocks located in Red Lake, Ontario which were carried on the consolidated statement of financial position at $Nil. Accordingly, the Company recorded a gain on settlement of debt for the full amount.

The Company entered into a debt settlement agreement with 1288131 Alberta Ltd. effective February 29, 2016 and disposed of its interest in 1354166 Alberta for the settlement of debt owed by the Company to 1288131 Alberta Ltd., in the amount of $62,867.

Debt Conversion

On February 29, 2016, the Company entered into shares for debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement. Under the terms of Lock-up and Leak-out Agreement the Holder may not offer, sell, contract to sell, grant any option to purchase, hypothecate, pledge or otherwise dispose of or transfer title to any of the Purchase Price Shares during the period commencing on the February 29, 2016 and ending on November 30, 2016 (the “Lockup Period”). During the 12 month period following the Lockup Period, if Holders sales are less than 25% in any such three month period, the unsold portion shall carry forward into the next three month period (the “Lock-up and Leak-out Agreement”).

9

Significant assumptions utilized in the Binomial Lattice process for the warrant component of the conversion were as follows:

February 29, 2016
Market value on valuation date	$0.81
Contractual exercise rate	$0.35
Term (years)	3 Years
Expected market volatility	169.73%
Risk free rate using zero coupon US Treasury Security rate	0.91%

DERIVATIVE LIABILITIES

Anti-Dilution Fees

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. The subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $1.10 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 76,923 units in the capital of the Company at a purchase price of $0.65 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the Adjusted Price. At November 30, 2016, the Company recorded the additional 163,636 units to be issued at the market price of $0.64 per unit or $104,727 as a derivative liability on the statement of financial position and as anti-dilution fees on the statement of operations.

Warrants

At November 30, 2016, the Company recorded a gain on expiry of derivative warrant liabilities of $Nil (November 30, 2015: $281,210). As at November 30, 2016, the Company had derivative liabilities with a fair value of $Nil (August 31, 2016 and November 30, 2015: $Nil). The Company had warrants issued with an exercise price in US dollars which are different from the functional currency of the Company and accordingly the warrants were treated as a financial liability. The fair value movement during the periods were recognized in the profit or loss.

The following table set out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2015	13,048	281,210	-
Warrants expired (Note a)	(13,048)	(281,210)	-
As at November 30, 2015	-	-	-
Warrants issued (Note b)	1,750,000	-
As at August 31, 2016 and November 30, 2016	1,750,000	-	CDN 1.50

a)             On September 25, 2015, 11,249 and 1,799 warrants expired and the fair value measured using the Black-Scholes option pricing model of $281,210 was recorded as a gain on expiry of derivative liabilities on the consolidated statement of operations.

b)            On June 22, 2016, the Company entered into a consulting agreement and issued 1,750,000 common share purchase warrants exercisable at CDN $1.50 with a cashless exercise option, vesting on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016, the Company determined that it would not continue with the agreement and it was subsequently suspended. Accordingly, the Company determined that as a result of no warrants exercised, no liability was recorded and subsequent to November 30, 2016 the agreement was mutually terminated and no warrants were exercised.

The following table sets out the number of derivative warrant liabilities outstanding as at November 30, 2016 and August 31, 2016, respectively:

Number of Warrants	Exercise Price CDN ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value CDN ($)
1,750,000	1.50	January 15, 2017	0.13	-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

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SEGMENTED INFORMATION

The Company’s reportable and geographical segments are Canada and previously the United States. The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officer monitors the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. Effective August 31, 2015, the Company discontinued its reportable segment in the United States. The following tables show information regarding the Company’s reportable segments.

November 30, 2016	$ Canada	$ United States	$ Total
Net loss, continuing operations	(618,247)	-	(618,247)
Net loss, discontinued operations	-	-
Net loss	(618,247)	-	(618,247)

November 30, 2015	Canada	United States	Total
Revenue, continuing operations	8,963	-	$8,963
Net loss, continuing operations	(11,035,223)		(11,035,223)
Net loss, discontinued operations	-	(3,902)	(3,902)
Net loss	(11,035,223)	(3,902)	(11,039,125)

As at November 30, 2016	$ Canada	$ United States	$ Total
Total Assets	183,845	-	183,845
Total Liabilities	(1,291,645)	-	(1,291,645)

As at August 31, 2016	Canada	United States	Total
Total Assets	482,582	-	482,582
Total Liabilities	(1,173,231)	-	(1,173,231)

RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	November 30, 2016	August 31, 2016
Short term employee benefits (1)	$15,000	$60,000
Directors stock based compensation (2)	136,291	615,924
	$151,291	$675,924

The following balances owing to the President of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	November 30, 2016	August 31, 2016
Short term employee benefits (1)	$65,000	$40,000
	$65,000	$40,000

(1)	The Company accrues management fees to the former President of the Company at a rate of $5,000 per month.
(2)	On April 1, 2016, the Company granted options to purchase 300,000 common shares to a director. On September 8, 2016 and November 1, 2016, the Company granted options to purchase 1,800,000 common shares to officers and directors.

As at November 30, 2016, the amount of directors’ fees included in trade and other payables was $6,300 (August 31, 2016: $7,100). On February 29, 2016, Mr. Klyman, a former director of the Company agreed to convert outstanding directors’ fees due of $7,400 into 24,667 units of the Company.

As at November 30, 2016, the Company had a promissory note payable to the former President of the Company of $Nil (August 31, 2016: $Nil). As at November 30, 2016, the Company recorded interest on the promissory note of $Nil (August 31, 2016: $496). On February 26, 2016, the former President assigned the promissory note of $10,000 and all interest due in the amount of $113,844 to an arms-length third party. The note was due on demand at a rate of 10% per annum. Effective November 18, 2015, the Company issued to the former President 1,140,090 Units in the capital of the Company pursuant to the anti-dilution provision contained in the August 30, 2014, debt conversion agreements. On February 29, 2016, the former President converted $38,239 in outstanding debt into 127,462 units in the capital of the Company.

11

Effective November 18, 2015, the Company entered into a shares for debt conversion agreement and converted a note and interest due in the aggregate amount of $362,793 through the issuance 2,742,430 common shares in the capital of the Company to Core Energy Enterprises Inc. (“Core”). The fair value of the common shares $1,830,983 was recorded as an increase to common shares and $1,468,190 was recorded as a loss on settlement of debt in the statement of operations. The former President of the Company is a major shareholder, officer and a director of Core.

SIGNIFICANT ACCOUNTING POLICIES

The Unaudited Interim Condensed Consolidated Financial Statements were prepared using the same accounting policies and methods as those described in our Consolidated Financial Statements for the year ended August 31, 2016.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s management made assumptions, estimates and judgments in the preparation of the Unaudited Condensed Interim Consolidated Financial Statements. Actual results may differ from those estimates, and those differences may be material. There has been no material changes in the three months ended November 30, 2016 to the critical accounting estimates and judgments.

RECENT ACCOUNTING PRONOUNCEMENTS AND RECENT ADOPTED ACCOUNTING STANDARDS

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018. The Company does not expect the amendment to have an impact on the Consolidated Financial Statements.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company does not expect the amendment to have an impact on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions (“IFRS 2”): On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(v) Amendments to IAS 7 – Disclosure initiative: On January 7, 2016 the IASB issued Disclosure Initiative (Amendments to IAS 7). The amendments apply prospectively for annual periods beginning on or after October 1, 2017. Earlier application is permitted. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities. The Company intends to adopt the amendments to IAS 7 in its financial statements for the annual period beginning on September 1, 2018. The Company does not expect the amendments to have a material impact on the financial statements.

12

(vi) Amendments to IAS 12 – Recognition of Deferred Tax Assets for Unrealized Losses: On January 19, 2016 the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses. The amendments apply retrospectively for annual periods beginning on or after October 1, 2017. Earlier application is permitted. The amendments clarify that the existence of a deductible temporary difference depends solely on a comparison of the carrying amount of an asset and its tax base at the end of the reporting period, and is not affected by possible future changes in the carrying amount or expected manner of recovery of the asset. The amendments also clarify the methodology to determine the future taxable profits used for assessing the utilization of deductible temporary differences. The Company intends to adopt the amendments to IAS 12 in its financial statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the amendments has not yet been determined.

Recent Adopted Accounting Standards

The following standards, amendments and interpretations have been adopted by the Company as of September 1, 2015. There were no material impacts on the Consolidated Financial Statements as a result of the adoption of these standards, amendments and interpretations: (i) IFRS 11, Joint Arrangements, the annual improvement projects and IAS 1 Disclosure Initiative.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective February 1, 2016, and changed its name from Eagleford Energy Corp., to Intelligent Content Enterprises Inc., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares and the financial statements have been adjusted accordingly. On February 29, 2016, the Company filed articles of amendment, amending the attributes of the preferred shares.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2015	3,767,637	9,997,792
Common shares issued as debt extinguishment (Note b (a))	9,543,110	6,371,457
Common shares issued as private placement(Note b (b))	500,000	50,000
Common shares issued as anti-dilution provision (Note 12 b (c))	10,329,983	5,034,157
Common shares issued as private placement (Note b (d))	100,000	9,044
Common shares issued as debt extinguishment (Note b (e))	1,505,190	638,295
Common shares issued on exercise of warrants (Note b (f))	518,683	986,667
Common shares issued as private placement (Note b (g))	236,364	133,271
Balance August 31, 2016	26,500,967	23,220,683
Common shares issued as private placement (Note b (h))	76,923	30,233
Balance November 30, 2016	26,577,890	23,250,916

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

	November 30, 2016		August 31, 2016
Warrants	Number of Warrants	Weighted Average Price	Number of Warrants	Weighted Average Price
Outstanding, beginning of period	7,225,719	$0.86	737,856	$1.00
Warrants issued (Note b (c))	-	-	5,164,992	$1.00
Warrants issued (Note b (d))	-	-	100,000	$0.35
Warrants issued (Note b (e))	-	-	1,505,190	$0.35
Warrants exercised (Note b (f))	-	-	(518,683)	$1.00
Warrants issued (Note b (g))	-	-	236,364	$1.25
Warrants issued (Note b (h))	76,923	$1.00	-	-
Balance, end of period	7,302,642	$0.87	7,225,719	$0.86

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(a)        Effective November 18, 2015, the Company entered into shares for debt conversion agreements and converted loans and interest due in the aggregate amount of $1,262,453 through the issuance of 9,543,110 common shares in the capital of the Company. The fair value of $6,371,457 was recorded as an increase to common shares and $5,109,004 was recorded as a loss on settlement of debt in the statement of operations.

(b)       Effective November 18, 2015, the Company completed a private placement for gross proceeds of $50,000 and issued 500,000 common shares in the capital of the Company at a purchase price of $0.10 per share.

(c)       Effective November 18, 2015, the Company issued 10,329,983 Units in the capital of the Company pursuant to the anti-dilution provision of the August 30, 2014, debt conversion agreements. Each unit was comprised of one (1) common share and one half of one (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of CDN$1.00 until August 30, 2017. The fair value of the units of $6,896,800 was allocated to the common shares in the amount of $5,034,157 and warrants in the amount of $1,862,643 based on their relative fair values and $6,896,800 was recognized as a loss on settlement of debt in the statement of operations.

(d)       On February 29, 2016, the Company completed a private placement for gross proceeds of $30,000 and issued 100,000 units in the capital of the Company at a purchase price of $0.30 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the units $30,000 was allocated to common shares $20,956 and the amount allocated to warrants component using a Binomial Lattice model was $9,044. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement.

(e)       On February 29, 2016, the Company entered into debt conversion agreements and converted debt in the aggregate amount of $451,557 through the issuance of 1,505,190 units in the capital of the Company. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $0.35 until March 1, 2019. The fair value of the Units $1,220,709 was allocated to common shares in the amount of $638,295 and warrants in the amount of $582,414 based on their relative fair values and $769,157 was recognized as a loss on extinguishment of debt in the consolidated statement of operations. The units are subject to the terms and conditions of a Lock-up and Leak-out Agreement.

(f)       During the year ended August 31, 2016, 518,683 common share purchase warrants were exercised at $1.00 expiring August 30, 2017 for proceeds of $518,683. The amount allocated to warrants using a Binomial Lattice model was $363,770.

(g)        On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 236,364 units in the capital of the Company at a purchase price of $1.10 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.25 until August 31, 2019. The Subscription agreements contain an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $1.10 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional Units in an amount such that, when added to the number of Units acquired by Holder under this agreement will equal the number of Units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

The fair value of the units $260,000 was allocated to common shares in the amount of $133,271 and the amount allocated to warrants using a Binomial Lattice model was $126,729. The assumptions utilized in the Binomial Lattice process for the common share purchase warrants were as follows:

August 31, 2016
Market value on valuation date	$1.31
Contractual exercise rate	$1.25
Term	3 Years
Expected market volatility	152.78%
Risk free rate using zero coupon US Treasury Security rate	0.92%

(h)        On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 76,923 units in the capital of the Company at a purchase price of $0.65 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $1.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

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The following table summarizes the outstanding warrants as at November 30, 2016 and August 31, 2016, respectively:

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,384,165	$1.00	August 30, 2017	0.75	2,219,952
1,605,190	$0.35	March 1, 2019	2.25	591,458
236,364	$1.25	August 31, 2019	2.75	126,729
76,923	$1.00	November 30, 2019	3.00	19,767
7,302,642	$0.87		1.17	3,037,906

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
5,384,165	$1.00	August 30, 2017	1.00	2,219,952
1,605,190	$0.35	March 1, 2019	2.50	591,458
236,364	$1.25	August 31, 2019	3.00	126,729
7,225,719	$0.86		1.40	3,018,139

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	November 30,
	2016	2015
Weighted Average Shares Outstanding, basic	26,501,812	6,453,715
Weighted Average Shares Outstanding, diluted	36,004,868	6,453,715

At November 30, 2016, there was 883,000 stock options and 7,302,642 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)	Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis. The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price
Balance, August 31, 2015	110,000	2.50
Expired	(27,000)	(2.30)
Granted	300,000	2.19
Balance, August 31, 2016	383,000	$2.28
Granted	2,000,000	$1.21
Balance, November 30, 2016	2,383,000	$1.38

The following table is a summary of the Company’s stock options outstanding and exercisable as at November 30, 2016 and August 31, 2016, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	6,000	0.25	February 17, 2017	6,000
$16.00	2,000	0.02	December 8, 2016	2,000
$1.20	50,000	2.95	November 11, 2019	50,000
$1.20	25,000	0.02	December 8, 2016	25,000
$2.19	300,000	0.02	December 8, 2016	300,000
$0.64	500,000	0.40	April 25, 2017	-
$1.50	700,000	4.78	September 8, 2021	-
$1.30	800,000	4.78	September 30, 2021	500,000
	2,383,000	3.16		883,000	$1.73

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Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price
$16.00	6,000	0.50	February 17, 2017	6,000
$16.00	2,000	0.27	December 8, 2016	2,000
$1.20	50,000	3.20	November 11, 2019	50,000
$1.20	25,000	0.27	December 8, 2016	25,000
$2.19	300,000	0.27	December 8, 2016	300,000
	383,000	4.48		383,000	$2.28

e)	Stock Based Compensation

Employees

On September 9, 2016, the Company granted 300,000 immediately vesting common share purchase options to shares to a director and 300,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $1.30 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $44,416.

On September 9, 2016, the Company granted to the President 700,000 common share purchase options exercisable at $1.50 per share and expiring on September 8, 2021. Of these options 350,000 vest on September 8, 2017 and 350,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $50,897.

On November 1, 2016, the Company granted 500,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options are exercisable at $0.64 per share and expire on April 25, 2017. The Company recorded non-cash stock based compensation expense of $40,978.

Non Employees

On September 9, 2016, the Company granted 200,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $1.30 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $14,805.

On July 1, 2016, the Company issued 1,750,000 common share purchase warrants to a consultant of the Company. These warrants were exercisable at $1.50 with a cashless exercise option and vesting quarterly on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016 the Company determined that it would not continue with the agreement and it was subsequently suspended. Accordingly, the Company determined that as a result of no warrants exercised, no liability was recorded and subsequent to November 30, 2016, the agreement was mutually terminated and no warrants were exercised.

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$0.08	$0.07
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$0.64	$1.29

SUBSEQUENT EVENTS

On December 8, 2016, the following common share purchase options expired: 300,000 options exercisable at $2.19; 25,000 options exercisable at $1.20; and 2,000 options exercisable at $16.00.

Subsequent to November 30, 2016, the Company’s Chief Financial Officer advanced the Company $49,650.

On February 1, 2017, the Company issued a letter of demand for the repayment in full of the US$65,000 secured note receivable from Catch Star.

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